Exhibit 99.1

NEWS RELEASE

News Release 2007-06	February 5, 2007

QUEENSTAKE AND YGC TO MERGE

DENVER, Colorado and VANCOUVER, British Columbia – February 5, 2007 – Queenstake Resources Ltd. (“Queenstake”) (TSX: QRL; AMEX: QEE) and YGC Resources Ltd. (“YGC”) (TSX: YGC; F:ZH6) are pleased to announce that they have agreed to combine the two companies to create a new publicly traded company (“Newco”). The business combination is proposed to be structured as a plan of arrangement, but other structures are being considered.  Under the agreed upon terms, shareholders of YGC will receive one common share of Newco for each share of YGC held, and shareholders of Queenstake will receive one common share of Newco for each ten shares of Queenstake held.  Outstanding warrants and options in each company will be exchanged on the basis of the same ratio.

The proposed transaction will combine Queenstake’s and YGC’s mineral property interests throughout North America to create operating efficiency with emphasis on production from the Jerritt Canyon Gold Mine in Nevada, and  the advancement towards production of the Ketza River gold property in the Yukon.  The business combination will yield benefits to the shareholders of Newco by providing a greater asset base and capitalization, creating operating synergies and efficiency, reducing overhead and creating a broader share trading market with the potential for greater liquidity. In addition, the transaction will allow an aggressive and sustained exploration program throughout the extensive and prospective land packages that will be wholly owned by Newco in Nevada and the Yukon.

The Board of Directors of Newco will comprise all of the current members of the Board of Directors of YGC together with Dorian (Dusty) Nicol and Peter Bojtos of Queenstake.  The two current Boards have agreed that the President and CEO of Newco will be Graham C. Dickson, currently President and CEO of YGC.  Dorian (Dusty) Nicol, currently President and CEO of Queenstake, will be Executive Vice President of Exploration of Newco.

The business combination is subject to the completion of mutual due diligence, regulatory approvals and other conditions precedent, including a significant financing to be completed by YGC for the benefit of Newco.  Subject to the satisfaction of initial conditions precedent, the two companies will proceed with the execution of a definitive agreement as soon as practicable, followed by the fixing of the date for their respective shareholder meetings, expected to be held no later than May 2007.

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ON BEHALF OF THE BOARD OF DIRECTORS OF QUEENSTAKE RESOURCES LTD.	ON BEHALF OF THE BOARD OF DIRECTORS OF YGC RESOURCES LTD.

“Dorian (Dusty) Nicol”, President	“Graham C. Dickson”, President

For Queenstake:	For YGC:
Wendy Yang 303-297-1557 ext. 105	Graham C. Dickson, President
800-276-6070	(604) 688-9427
Email – info@queenstake.com	Email: graham@ygcr.ca
www.queenstake.com	www.ygcr.ca

Cautionary Statement – This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities law requirements and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and the companies’ future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) timing and outcome of the transaction, (ii) structure of the proposed business combination, (iii) completion of the financing by YGC for the benefit of Newco and (iv) expectation of the composition of the Board of Directors and senior management.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, operational risks, mine development, production and cost estimate risks and other risks which are described in the companies’ filings on SEDAR (www.sedar.com) and, in Queenstake’s case, the Securities and Exchange Commission (SEC; www.sec.gov). Although the companies have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.